Exhibit 99.3
ASML — Summary U.S. GAAP Consolidated Statements of Operations 1

	Three months ended,
(in thousands EUR, except per share data)	Mar 30, 2008		Mar 29, 2009

Net system sales	819,986		101,100
Net service and field option sales	99,222		82,525

Total net sales	919,208		183,625

Cost of sales	545,583		171,263

Gross profit on sales	373,625		12,362

Research and development costs, net of credits	128,259		118,315
Selling, general and administrative costs	57,328		40,995

Income (loss) from operations	188,038		(146,948)

Interest income (expense)	4,203		(1,031)

Income (loss) from operations before income taxes	192,241		(147,979)

(Provision for) benefit from income taxes	(47,118)		30,788

Net income (loss)	145,123		(117,191)

Basic net income (loss) per ordinary share	0.34		(0.27)
Diluted net income (loss) per ordinary share	0.33	[2]	(0.27	) [2]

Number of ordinary shares used in computing per share amounts (in thousands):
Basic	431,600		432,112
Diluted	434,959	[2]	432,112	[2]
ASML — Ratios and Other Data 1

	Three months ended,
	Mar 30, 2008	Mar 29, 2009

Gross profit as a % of net sales	40.6	6.7
Income (loss) from operations as a % of net sales	20.5	(80.0)
Net income (loss) as a % of net sales	15.8	(63.8)
Shareholders’ equity as a % of total assets	44.5	48.0
Income taxes as a % of income before income taxes	(24.5)	(20.8)
Sales of systems total (in units)	50	11
ASP of systems sales (EUR million)	16.4	9.2
Value of backlog systems total (EUR million)	1,167	853
Backlog systems total (in units)	65	38
ASP of backlog systems (EUR million)	18.0	22.4
Value of booked systems total (EUR million)	312	207
Net bookings total (in units)	26	8
ASP of booked systems (EUR million)	12.0	25.8
Number of payroll employees in FTEs	6,765	6,715
Number of temporary employees in FTEs	1,686	959

ASML — Summary U.S. GAAP Consolidated Balance Sheets 1

(in thousands EUR)	Dec 31, 2008	Mar 29, 2009

ASSETS

Cash and cash equivalents	1,109,184	1,151,010
Accounts receivable, net	463,273	291,644
Finance receivables, net	6,225	6,193
Current tax assets	87,560	—
Inventories, net	999,150	936,770
Deferred tax assets	71,780	74,850
Other assets	236,077	240,597

Total current assets	2,973,249	2,701,064

Finance receivables, net	31,030	29,250
Deferred tax assets	148,133	173,189
Other assets	88,197	89,519
Goodwill	131,453	139,727
Other intangible assets, net	26,692	25,554
Property, plant and equipment, net	540,640	586,644

Total non-current assets	966,145	1,043,883

Total assets	3,939,394	3,744,947

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities	1,008,343	1,017,524

Long-term debt	647,050	661,398
Deferred and other tax liabilities	209,699	204,875
Provisions	15,495	16,955
Accrued liabilities and other liabilities	70,038	48,244

Total non-current liabilities	942,282	931,472

Total liabilities	1,950,625	1,948,996

Shareholders’ equity	1,988,769	1,795,951

Total liabilities and shareholders’ equity	3,939,394	3,744,947

ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows 1

	Three months ended,
(in thousands EUR)	Mar 30, 2008	Mar 29, 2009

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	145,123	(117,191)

Depreciation and amortization	29,025	37,876
Impairment	1,551	2,592
Loss on disposals of property, plant and equipment	1,103	2,639
Share-based payments	3,567	3,512
Allowance for doubtful debts	540	(13)
Allowance for obsolete inventory	20,766	22,135
Deferred income taxes	20,589	(27,023)
Change in assets and liabilities	45,088	157,714

Net cash provided by operating activities	267,352	82,241

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property, plant and equipment	(55,032)	(43,903)
Proceeds from sale of property, plant and equipment	—	1,200

Net cash used in investing activities	(55,032)	(42,703)

CASH FLOWS FROM FINANCING ACTIVITIES

Purchase of shares in conjunction with share-based payment plans	(87,605)	—
Net proceeds from issuance of shares and stock options	2,975	102
Excess tax benefits (deficiencies) from stock options	4	(221)

Net cash used in financing activities	(84,626)	(119)

Net cash flows	127,694	39,419

Effect of changes in exchange rates on cash	(2,186)	2,407

Net increase in cash & cash equivalents	125,508	41,826
		—

ASML — Quarterly Summary U.S. GAAP Consolidated Statements of Operations 1

	Three months ended,
	Mar 30,	Jun 29,	Sep 28,	Dec 31,	Mar 29,
(in millions EUR, except per share data)	2008	2008	2008	2008	2009

Net system sales	820.0	725.6	590.7	380.5	101.1
Net service and field option sales	99.2	118.6	105.8	113.3	82.5

Total net sales	919.2	844.2	696.5	493.8	183.6

Cost of sales	545.6	506.7	431.1	454.8	171.2

Gross profit on sales	373.6	337.5	265.4	39.0	12.4

Research and development costs, net of credits	128.3	130.2	130.2	127.5	118.3
Selling, general and administrative costs	57.3	56.4	51.9	46.7	41.0

Income (loss) from operations	188.0	150.9	83.3	(135.2)	(146.9)

Interest income (expense)	4.2	6.4	7.1	5.0	(1.1)

Income (loss) from operations before income taxes	192.2	157.3	90.4	(130.2)	(148.0)

(Provision for) benefit from income taxes	(47.1)	34.7	(17.1)	42.2	30.8

Net income (loss)	145.1	192.0	73.3	(88.0)	(117.2)

Basic net income (loss) per ordinary share	0.34	0.45	0.17	(0.20)	(0.27)
Diluted net income (loss) per ordinary share [2]	0.33	0.44	0.17	(0.20)	(0.27)

Number of ordinary shares used in computing per share amounts (in thousands):
Basic	431,600	431,221	431,672	431,989	432,112
Diluted [2]	434,959	434,585	434,491	431,989	432,112
ASML — Quarterly Summary Ratios and other data 1

	Three months ended,
	Mar 30,	Jun 29,	Sep 28,	Dec 31,	Mar 29,
	2008	2008	2008	2008	2009

Gross profit as a % of net sales	40.6	40.0	38.1	7.9	6.7
Income (loss) from operations as a % of net sales	20.5	17.9	12.0	(27.4)	(80.0)
Net income (loss) as a % of net sales	15.8	22.7	10.5	(17.8)	(63.8)
Shareholders’ equity as a % of total assets	44.5	49.7	50.3	50.5	48.0
Income taxes as a % of income before income taxes	(24.5)	22.1	(18.9)	(32.4)	(20.8)
Sales of systems total (in units)	50	39	37	25	11
ASP of system sales (EUR million)	16.4	18.6	16.0	15.2	9.2
Value of backlog systems total (EUR million)	1,167	1,106	1,028	755	853
Backlog systems total (in units)	65	59	53	41	38
ASP of backlog systems (EUR million)	18.0	18.8	19.4	18.4	22.4
Value of booked systems total (EUR million)	312	632	498	127	207
Net bookings total (in units)	26	33	31	13	8
ASP of booked systems (EUR million)	12.0	19.2	16.1	9.8	25.8
Number of payroll employees in FTEs	6,765	6,821	6,907	6,930	6,715
Number of temporary employees in FTEs	1,686	1,649	1,610	1,329	959

ASML — Summary U.S. GAAP Consolidated Balance Sheets 1

	Mar 30,	Jun 29,	Sep 28,	Dec 31,	Mar 29,
(in millions EUR)	2008	2008	2008	2008	2009

ASSETS
Cash and cash equivalents	1,397.1	1,360.9	1,313.0	1,109.2	1,151.0
Accounts receivable, net	741.3	516.7	536.1	463.3	291.6
Finance receivables, net	0.2	0.2	7.4	6.2	6.2
Current tax assets	—	—	—	87.6	—
Inventories, net	1,152.0	1,130.2	1,134.0	999.1	936.8
Deferred tax assets	71.1	69.8	82.8	71.8	74.9
Other assets	267.6	262.2	261.4	236.1	240.6

Total current assets	3,629.3	3,340.0	3,334.7	2,973.3	2,701.1

Finance receivables, net	—	—	30.7	31.0	29.2
Deferred tax assets	135.8	157.7	139.4	148.1	173.2
Other assets	85.7	39.3	50.6	88.2	89.5
Goodwill	119.7	119.8	129.2	131.5	139.7
Other intangible assets, net	32.5	30.1	28.8	26.7	25.6
Property, plant and equipment, net	401.4	458.1	503.1	540.6	586.6

Total non-current assets	775.1	805.0	881.8	966.1	1,043.8

Total assets	4,404.4	4,145.0	4,216.5	3,939.4	3,744.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,562.3	1,247.3	1,273.0	1,008.3	1,017.5

Long-term debt	615.3	591.6	596.7	647.1	661.4
Deferred and other tax liabilities	261.5	227.0	215.2	209.7	204.9
Provisions	—	—	—	15.5	16.9
Accrued liabilities and other liabilities	7.1	18.5	8.8	70.0	48.2

Total non-current liabilities	883.9	837.1	820.7	942.3	931.4

Total liabilities	2,446.2	2,084.4	2,093.7	1,950.6	1,948.9

Shareholders’ equity	1,958.2	2,060.6	2,122.8	1,988.8	1,796.0

Total liabilities and shareholders’ equity	4,404.4	4,145.0	4,216.5	3,939.4	3,744.9

ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows 1

	Three months ended,
	Mar 30,	Jun 29,	Sep 28,	Dec 31,	Mar 29,
(in millions EUR)	2008	2008	2008	2008	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	145.1	192.0	73.3	(88.0)	(117.2)

Depreciation and amortization	29.0	26.5	28.6	36.3	37.9
Impairment	1.5	0.1	0.6	20.5	2.6
Loss on disposals of property, plant and equipment	1.1	1.3	1.4	1.6	2.6
Share-based payments	3.6	3.1	3.7	3.2	3.5
Allowance for doubtful debts	0.5	(0.6)	(0.2)	0.2	—
Allowance for obsolete inventory	20.8	11.8	21.3	85.8	22.1
Deferred income taxes	20.6	(54.5)	2.4	(2.7)	(27.0)
Change in assets and liabilities	45.1	(49.7)	(110.2)	(194.3)	157.7

Net cash provided by (used in) operating activities	267.3	130.0	20.9	(137.4)	82.2

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(55.0)	(65.5)	(68.3)	(71.1)	(43.9)
Proceeds from sale of property, plant and equipment	—	—	—	—	1.2

Net cash used in investing activities	(55.0)	(65.5)	(68.3)	(71.1)	(42.7)

CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of shares in conjunction with share-based payment plans	(87.6)	—	—	—	—
Dividend paid	—	(107.4)	(0.4)	—	—
Net proceeds from issuance of shares and stock options	3.0	0.5	1.4	6.5	0.1
Excess tax benefits (deficiencies) from stock options	—	6.0	(1.9)	(1.9)	(0.2)
Redemption and/or repayment of debt	—	—	(1.3)	(1.1)	—

Net cash provided by (used in) financing activities	(84.6)	(100.9)	(2.2)	3.5	(0.1)

Net cash flows	127.7	(36.4)	(49.6)	(205.0)	39.4

Effect of changes in exchange rates on cash	(2.2)	0.2	1.7	1.2	2.4

Net increase (decrease) in cash & cash equivalents	125.5	(36.2)	(47.9)	(203.8)	41.8

ASML — Notes to the Summary U.S. GAAP Consolidated Financial Statements
Basis of Presentation
ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. Unless stated otherwise, the accompanying consolidated financial statements are stated in thousands of euros (‘EUR’).
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.
For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of these elements. Revenue from installation services and service contracts provided to our customers is initially deferred and is recognized when the installation is completed and, in case of service contracts, over the life of those contracts. Revenue from extended and enhanced warranties is recognized in income on a straight-line basis over the contract period. The costs of providing services under extended and enhanced warranties are recognized when they occur.

ASML — Reconciliation U.S. GAAP — IFRS 1
Net income

	Three months ended,
(in thousands EUR)	Mar 30, 2008	Mar 29, 2009

Net income under U.S. GAAP	145,123	(117,191)
Share-based payments (see Note 1)	(762)	(499)
Capitalization of development costs (see Note 2)	21,681	11,515
Income taxes (see Note 3)	418	(1,600)

Net income under IFRS	166,460	(107,775)
Shareholders’ equity

	Mar 30,	Jun 29,	Sep 28,	Dec 31,	Mar 29,
(in thousands EUR)	2008	2008	2008	2008	2009

Shareholders’ equity under U.S. GAAP	1,958,159	2,060,575	2,122,848	1,988,769	1,795,951
Share-based payments (see Note 1)	(3,420)	(3,266)	(7,904)	(6,537)	(7,088)
Capitalization of development costs (see Note 2)	157,900	176,818	193,780	201,717	215,452
Income taxes (see Note 3)	9,186	8,478	5,969	4,794	3,361

Shareholders’ equity under IFRS	2,121,825	2,242,605	2,314,693	2,188,743	2,007,676
Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and stock granted to its employees after November 7, 2002. Under IFRSs, a deferred tax asset is computed on the basis of the tax deduction for the share-based payments every period under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in the Company’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.
As of January 1, 2006, ASML applies SFAS No. 123(R) “Share-Based Payment” which is a revision of SFAS No.123. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. FAS 123(R)’s general principle is that a deferred tax asset is established as the Company recognizes compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under U.S. GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in the Company’s share price do not affect the deferred tax asset recorded in the Company’s financial statements.
Note 2 Capitalization of development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between one and three years. Amortization starts when the developed product is ready for volume production. In 2008, we recognized an impairment charge for an amount of EUR 18.3 million.
Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.

Note 3 Income taxes
Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets on consolidation, give rise to a temporary difference for which deferred taxes must be recognized on consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.
Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets on consolidation, give rise to a temporary difference for which prepaid taxes must be recognized on consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s tax jurisdiction.
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, credit market deterioration on consumer confidence which could affect our customers, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

[1]	All quarterly information in this press release is unaudited.

[2]	The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans as such exercises would have a dilutive effect.